Exhibit 99.2
CRIC Announces Strategic Cooperation with Baidu
Company Becomes Exclusive Operator of Baidu’s Real Estate Channels
SHANGHAI, China, May 13, 2010 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced that it has entered into a strategic cooperation agreement with Baidu, Inc. (“Baidu”) (NASDAQ: BIDU), the leading Chinese language Internet search provider.
Under the cooperation agreement entered into between CRIC and Baidu, CRIC obtains the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, including among others, house.baidu.com, leju.baidu.com and jiaju.baidu.com. CRIC will retain all revenues generated from these channels.
“Our cooperation with Baidu is a major strategic milestone for CRIC,” said Mr. Xin Zhou, CRIC’s co-chairman and chief executive officer. “As a leading provider of online real estate services in China, CRIC already operates a leading online real estate media platform in cooperation with SINA Corporation, the leading online media portal in China, through a number of websites such as www.leju.com, house.sina.com.cn and jiaju.sina.com.cn. The strategic cooperation with Baidu offers a new online real estate search platform and enables us to reach Baidu’s vast user base. Going forward, CRIC will be in an enviable position to provide comprehensive and up-to-date information and offer a full range of online products and services to millions of Internet users interested in China’s real estate industry. Our diversified service offering and cooperation with China’s top online media portal and search provider will go a long way in solidifying our leading position in online real estate services in China.”
Mr. Zhou added, “Since CRIC’s IPO in October of 2009, we have undertaken a number of initiatives to expand our online business, including the launch of our secondary real estate, tourism, and supplier channels, and we are on our way to finalizing the development of our commercial real estate channel. We believe these initiatives, along with our continued efforts to grow our new home and home furnishing channels, will gain new momentum with the strategic cooperation with Baidu.”
CRIC plans to launch Baidu’s new real estate and home furnishing channels in August 2010. CRIC will pay Baidu a total of RMB200 million (approximately US$29.3 million) over the four-year term of the cooperation agreement for the exclusive right to build and operate these channels. CRIC is a subsidiary of E-House (China) Holdings Limited (NYSE: EJ).

About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 100 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics such as the H1N1 flu and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com